

January 14, 2011

Mr. Robert J. Currey
President and Chief Executive Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, IL 61938-3987

  Re: **Consolidated Communications Holdings, Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 8, 2010
     Form 10-Q for the quarter ended September 30, 2010
     Filed November 5, 2010
     File No. 000-51446

Dear Mr. Currey:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        s/ Robert Bartelmes for

        Larry Spirgel
        Assistant Director

cc: <u>Sent via facsimile to (217) 258-6802</u>